Exhibit 99.1

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Jaguar Mining Inc.

On March 24, 2008, we reported on the consolidated balance sheets of Jaguar Mining Inc. ("the Company") as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2007 which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 24, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of Jaguar Mining Inc.

In the United States, reporting standards for auditors required the addition of an explanatory paragraph (following the opinion paragraph) where there is a change in accounting principles that has a material effect on the comparability of the financial statements, such as the changes described in note 2 to the consolidated financial statements as at December 31, 2007 and for the year then ended. Our report to the shareholders dated March 24, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to changed in accounting policies if those changes were appropriately disclosed in the notes to the consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 24, 2008

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of U.S. Dollars)

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”).  The effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

Consolidated Statements of Operations	Note	December 31, 2007	December 31, 2006	December 31, 2005
Net Loss under Canadian GAAP		$(27,660)	$(12,746)	$(12,838)
Increase in gold revenue	b	-	850	397
Decrease in production costs	a, b	-	(540)	(465)
(Increase) decrease in inventory write-down	a, b, c	-	(1,904)	99
Decrease in depletion and amortization	a, b, c	372	1,531	512
Increase in exploration costs	a, c	(24,252)	(14,434)	(7,585)
Decrease in amortization of deferred financing fees	d	-	698
Increase (decrease) in future income taxes recovered	a	1,761	(209)	(106)
Net loss under U.S. GAAP		$(49,779)	$(26,754)	$(19,986)

Basic and fully diluted loss per share under U.S. GAAP		$(0.93)	$(0.62)	$(0.64)

Consolidated Balance Sheets	Note	December 31, 2007	December 31, 2006	December 31, 2005
Total assets under Canadian GAAP		$234,231	$124,130	$51,235
Increase (decrease) in inventory	a, c	(146)	170	169
Increase (decrease)in prepaid expenses	d	2,859	(1,321)	-
Decrease in property, plant and equipment	b	(2,240)	(310)	-
Decrease in mineral exploration projects	a, c	(46,185)	(24,772)	(10,897)
Total assets under U.S. GAAP		$188,519	$97,897	$40,507

Total liabilities under Canadian GAAP		$132,712	$34,755	$11,236
Decrease in future income tax liability	a	(2,182)	(421)	(629)
Increase (decrease) in notes payable	d	2,859	(1,707)	-
Total liabilities under U.S. GAAP		$133,389	$32,627	$10,607

Shareholders' equity under Canadian GAAP		101,519	89,375	39,999
Reverse Cdn GAAP adjustment to opening equity	d	(165)	-	-
Cumulative U.S. GAAP adjustment		(46,224)	(24,105)	(10,099)
Shareholders' equity under U.S GAAP		55,130	65,270	29,900
Total liabilities and shareholders' equity under U.S. GAAP		$188,519	$97,897	$40,507

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of U.S. Dollars)

The following shows the significant impact on operating, investing and financing cash flows after considering U.S. GAAP adjustments:

Consolidated Statements of Cash Flows	Note	December 31, 2007	December 31, 2006	December 31, 2005
Cash used in operations under Canadian GAAP		$1,457	$(7,647)	$(7,706)
Mineral exploration	a, c	(24,252)	(14,434)	(7,585)
Cash used in operations under U.S. GAAP		$(22,795)	$(22,081)	$(15,291)

Cash used in investing activities under Canadian GAAP		$(60,167)	$(56,112)	$(16,620)
Mineral exploration	a, c	24,252	14,434	7,585
Cash used in investing activities under U.S. GAAP		$(35,915)	$(41,678)	$(9,035)

a)	Mineral Properties

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties.  Under U.S GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized.

As of February 17, 2006, a bankable feasibility study determined that there were commercially mineable reserves at the Sabara Mine. For U.S. GAAP purposes, all exploration costs related to Sabara prior to the second quarter of 2006 have been expensed and all exploration costs subsequent to April 1, 2006 have been capitalized.

On September 16, 2005, a bankable feasibility study determined that there were commercially mineable reserves at the Turmalina mine for U.S. GAAP purposes.  All exploration costs related to Turmalina prior to the third quarter of 2005 have been expensed and all exploration costs after October 1, 2005 have been capitalized, for U.S. GAAP purposes.

On August 7, 2007, a bankable feasibility study determined that there were commercially mineable reserves at the Santa Isabel mine for U.S. GAAP purposes.  All exploration costs related to Santa Isabel prior to the fourth quarter of 2007 have been expensed and all exploration costs after October 1, 2007 have been capitalized, for U.S. GAAP purposes.

For U.S. GAAP purposes, all exploration and development expenses not related to Sabara, Turmalina or Santa Isabel have been expensed.  Due to differences in the asset bases for Canadian and U.S. GAAP, the annual depreciation, amortization and depletion charge will differ.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of U.S. Dollars)

b)	Transition from Development Stage to Production

Under U.S. GAAP, new production facilities are placed in service once the facility has been constructed and fully tested to the point where it can be shown that it is capable of producing its intended product.  Under Canadian GAAP, new production facilities are placed in service when output reaches a significant portion of the facility’s design capacity.  As such, the new Sabara plant was placed in service on January 1, 2006 for U.S. GAAP purposes and August 1, 2006 for Canadian GAAP purposes.  Sales revenue of $1,247,000 and costs of $1,112,448 incurred during the period January 1, 2006 to August 1, 2006 have been capitalized under Canadian GAAP.This revenue was recognized in the statement of operations, and production costs and fixed asset amortization were included in inventory and expensed through cost of sales to the extent the inventory produced was sold to third parties for U.S. GAAP purposes.

c)	Stripping Costs

Under Canadian GAAP, the Company accounts for stripping costs in accordance with EIC-160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”).  Under EIC-160, stripping costs are accounted for according to the benefit received by the Company and are capitalized if the stripping activity can be shown to represent a betterment to the mineral property.  A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have been accessible in the absence of this activity.  However, under U.S. GAAP, as outlined under EITF Issued No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry” (“EITF 04-6”), all stripping costs incurred during the production of a mine are considered variable production costs during the period that the stripping costs are incurred.

d)	Deferred Financing Fees

Prior to January 1, 2007, the Company accounted for its deferred financing fees as an asset, which for Canadian GAAP purposes is amortized to the statement of operations over the period of the related debt, on a straight-line basis.  For U.S. GAAP, the Company is required to defer and amortize the financing fees, directly related to incurring the debt, to the statement of operations using the  interest method. Also, U.S. GAAP requires that the unamortized fees are presented on the balance sheet as a separate asset. Beginning January 1, 2007, Canadian GAAP requires the Company to begin amortizing deferred financing fees in the same manner as for U.S. GAAP except that the debt issuance costs are netted against the related debt.  An adjustment was made to the opening deficit for Canadian GAAP purposes to account for the change in accounting method for the deferred financing fees incurred prior to January 1, 2007.

e)	Statement of Comprehensive Income

There is no statement of Comprehensive Income shown for U.S GAAP purposes due to the fact there are no differences between net loss and comprehensive loss.

f)	Comparative figures

      Certain comparative figures have been reclassified to conform to the current year’s presentation.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of U.S. Dollars)

Recent Accounting Pronouncements

i)
In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. As a result of implementing FIN 48, the Company determined there was no impact on the consolidated financial statements.

ii)
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to assess fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 except that the standard has been deferred to years ending after November 15, 2008 for non-financial assets and liabilities. The Company is currently evaluating the impact that the adoption of this pronouncement will have on its financial statements.

iii)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The Company is currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows.

iv)
In February 2007, the SEC provided an interpretation of the U.S. accounting rules contained in SFAS 133, “Accounting for Derivatives and Hedging Activities” (“SFAS 133”), which outlines the accounting rules for the Company’s share purchase warrants.  The interpretation states that under U.S. GAAP when a company has instruments outstanding with an exercise price denominated in a functional currency other than the Company’s functional currency, those instruments must be fair valued at each reporting date, with the resulting gains or losses being included in the calculation of U.S. GAAP earnings.  In these circumstances a loss (gain) would be recorded by the Company when the value of the Company’s share purchase warrants increase (decrease).  Following the issuance of this interpretation by the SEC, discussions were initiated by the FASB concerning the application and adoption of this interpretation of SFAS 133 that have yet to be concluded and, as a result, the Company has not changed the treatment of its share purchase warrants.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of U.S. Dollars)

Recent accounting pronouncements (continued):

v)
In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of this pronouncement will have on its financial statements.

vi)
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated results of operations and financial condition.

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